15027836

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00044

SEC MAIL PROCESSING SECTION RECEIVED NOV 25 2015 WASH., DC 189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/14 (MM/DD/YY) AND ENDING 9/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C. Denison Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

618 N 7th Street
(No. and Street)

Sheboygan (City) WI (State) 53081 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Testwuide (920)457-9451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schenck SC
(Name – *if individual, state last, first, middle name*)

712 Riverfront Drive Suite 301 (Address) Sheboygan (City) WI (State) 53081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 12/1

QB 12/2

H. C. DENISON CO.

Financial Statements

September 30, 2015

Together With Independent Auditors' Report

Schenck SC

CPAs AND SO MUCH MORE.

H. C. DENISON CO.

Financial Statements

September 30, 2015

Together With Independent Auditors' Report

OATH OR AFFIRMATION

I, James A. Testwuide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. Denison Co., as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO / President
Title

Notary Public My Comm Exp: 7-31-2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) SEC Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. C. DENISON CO.

CONTENTS

Schenck SC
CPAs AND SO MUCH MORE.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

We have audited the accompanying statement of financial condition of H. C. Denison Co. as of September 30, 2015 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of H.C. Denison Co.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of H. C. Denison Co. as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of H.C. Denison Co.'s financial statements. The supplemental information is the responsibility of H.C. Denison Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schenck SC

Certified Public Accountants

Sheboygan, Wisconsin
November 23, 2015

H. C. DENISON CO.

Statement of Financial Condition
September 30, 2015

ASSETS

Cash and cash equivalents	$ 141,987
Cash - Segregated at clearing house	73,140
Receivables:	
Commissions	66,737
Interest and dividends	1,284
Securities owned, at fair value	165,726
Property and equipment, net of accumulated depreciation of $60,635	23,287
	$ 472,161

See notes to financial statements

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payables:		
Clearing broker	$ 165,313	
Other	3,615	
Accrued liabilities:		
Salaries, commissions and related withholdings	35,277	
Property taxes	7,571	
Total liabilities		$ 211,776
Stockholder's equity		
Common stock, no par value:		
Authorized, 2,000 shares		
Issued and outstanding, 1,803 shares	1,482,778	
Accumulated deficit	(1,222,393)	
Total stockholder's equity		260,385
		$ 472,161

H. C. DENISON CO.

Statement of Operations
Year ended September 30, 2015

Revenues		
Commissions	$ 1,600,528	
Net dealer inventory and security gains	268,726	
Interest and dividends	12,041	
Other	41,995	
Total revenues		$ 1,923,290
Expenses		
Employee compensation and benefits	1,642,181	
Communications	35,440	
Promotional costs	17,503	
Occupancy and equipment	98,148	
Interest	7,603	
Professional fees	38,826	
Bank and clearing charges	102,057	
Other	64,837	
Total expenses		2,006,595
Net loss		$ (83,305)

See notes to financial statements.

H. C. DENISON CO.

Statement of Changes in Stockholder's Equity
Year ended September 30, 2015

	Shares	Common Stock	Accumulated Deficit	Total
Balance, October 1, 2014	1,803	$ 1,482,778	$ (1,139,088)	$ 343,690
Net loss	-	-	(83,305)	(83,305)
Balance, September 30, 2015	1,803	$ 1,482,778	$ (1,222,393)	$ 260,385

See notes to financial statements.

H. C. DENISON CO.

Statement of Cash Flows
Year ended September 30, 2015

Operating activities		
Net loss	$ (83,305)	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	4,140	
Loss on disposal of property and equipment	323	
Decrease in:		
Cash - Segregated	82,048	
Receivables	16,758	
Securities owned	200,170	
Federal tax deposit	6,446	
Decrease in:		
Payables	(197,858)	
Accrued liabilities	(2,300)	
Net cash provided by operating activities		$ 26,422
Cash and cash equivalents		
Net increase		26,422
Beginning of year		115,565
End of year		$ 141,987
Supplemental disclosure of cash flow information		
Cash paid for interest		$ 7,603

See notes to financial statements.

H. C. DENISON CO.

Notes to Financial Statements
September 30, 2015

Note 1 - Nature of business and significant accounting policies

A. Nature of business

H. C. Denison Co. (Company) is a broker and dealer in securities located in Sheboygan, Wisconsin and is considered to be an introducing broker. The Company clears all securities transactions through Hilltop Securities, Inc., formerly Southwest Securities, Inc. (HTS). HTS also holds and maintains all of the Company's customer accounts as well as the Company's securities owned. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

B. Subsequent events

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through November 23, 2015, the date which the financial statements were available to be issued.

C. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

E. Securities owned and revenue recognition of securities transactions

Securities and commodities transactions of the Company and any related profit or loss are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value. See Notes 1J and 5 for a discussion of fair value measurements.

Note 1 - Nature of business and significant accounting policies, continued

F. Commissions

Commissions and related clearing expenses are recorded on the trade-date basis as securities transactions occur. Commissions receivable are normally collected in the month following when they are earned. At September 30, 2015, management determined that no valuation allowance was necessary for uncollectible receivables.

G. Property, equipment and depreciation

Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently as incurred. Properties sold or otherwise disposed of are removed from the property accounts, with gains or losses on disposal credited or charged to operations.

Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

H. Advertising

The Company expenses advertising costs as they are incurred. Advertising costs were $ 17,200 for the year ended September 30, 2015. These costs are included in promotional costs on the statement of operations.

I. Income taxes

The Company has elected, by consent of its stockholder, to be taxed as an S corporation under the provisions of the Internal Revenue Code and Wisconsin Statutes. Under those provisions, the Company does not pay federal and Wisconsin corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the stockholder is liable for individual income taxes on the taxable income of the Company. Accordingly, no provision for income taxes has been made by the Company. The Company periodically makes distributions to the stockholder for income taxes.

The Company follows the guidance for accounting for uncertainties in income taxes which is part of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. This guidance increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainties in income taxes for tax positions taken or expected to be taken. It makes recognition and measurement more consistent as well as offering clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes.

Note 1 - Nature of business and significant accounting policies, continued

I. Income taxes, continued

Penalties and interest assessed by income taxing authorities are included in other expenses. The Company had no interest and penalties related to income taxes for the year ended September 30, 2015. The Company's federal income tax returns are subject to examination generally for three years after they are filed and its state income tax returns generally for four years after they are filed.

J. Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures,* clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements with respect to financial assets and liabilities that are measured at fair value within the financial statements on a recurring basis, and with respect to nonfinancial assets and liabilities that are measured at fair value within the financial statements on a nonrecurring basis, such as long lived and intangible assets.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair value hierarchy specified by ASC 820 is as follows:

- Level 1 - Quoted prices in active markets for identical assets and liabilities.

- Level 2 - Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used as of September 30, 2015.

U.S. Government obligations and stocks: Valued at the closing price reported in the active market in which the individual security is traded.

Note 1 - Nature of business and significant accounting policies, continued

J. Fair value measurements, continued

Corporate and municipal bonds: Valued at the closing price reported in the active market in which the bond is traded, if available. Certain bonds are valued at the last reported bid and asked prices and other bonds are valued based on yields currently available on comparable securities of issues with similar ratings.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 2 - Concentration, risks and uncertainties

The Company maintains cash deposits at several banks. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000 per entity. The Company's cash deposits, at times, exceed these limits.

The Company's securities are subject to various risks, including market, credit and interest rate risks.

Note 3 - Cash - Segregated at clearing house

The Company is required to maintain cash balances at HTS. These segregated cash balances fluctuate periodically based on activity. HTS holds securities owned by the Company and is the Company's clearing agent.

Note 4 - Payable to clearing broker

As discussed in Note 1A, HTS clears and holds securities owned by the Company. The amount payable to this clearing broker relates to securities purchased by the Company, for which they have not yet remitted payment, and is collateralized by securities owned by the Company.

H. C. DENISON CO.

Notes to Financial Statements, Continued
September 30, 2015

Note 5 - Securities owned and fair value measurements

The following table presents, for each of the fair value hierarchy levels, determined on the basis of the nature and risks, the Company's financial assets at September 30, 2015 that are measured at fair value on a recurring basis:

		Fair Value Measurements Using		
Assets	Total	Level 1	Level 2	Level 3
Securities owned:				
Corporate bonds:				
A credit rating	$ 4,849	$ 4,849	$ -	$ -
A- credit rating	12,310	-	12,310	-
Aa3 credit rating	7,436	-	7,436	-
BBB credit rating	24,181	-	24,181	-
BBB- credit rating	12,866	12,866	-	-
No Public Rating Requested	1,466	1,466	-	-
U.S. Government obligations	11,745	11,745	-	-
Municipal bonds:				
AA credit rating	15,029	-	15,029	-
Aa2 credit rating	27,688	-	27,688	-
A credit rating	48,156	-	48,156	-
Total assets measured at fair value on a recurring basis	$ 165,726	$ 30,926	$ 134,800	$ -

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2015, the Company had net capital of $167,177, which was $67,177 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.2779 to 1.

Note 7 - Profit-sharing plan

The Company has a profit-sharing plan covering substantially all of its employees. The Board of Directors determined that for the year ended September 30, 2015, no contribution would be made to the plan. The plan also contains a 401(k) voluntary salary reduction feature.

Note 8 - Related party transactions and lease commitment

The Company leases its Sheboygan office facility under a month-to-month agreement from a former stockholder for $4,000 per month. The Company is required to pay real estate taxes, insurance and the cost of the normal repairs and maintenance to the building.

Rent expense under all operating leases amounted to $53,584 for the year ended September 30, 2015.

SUPPLEMENTAL INFORMATION

Schedule I

H. C. DENISON CO.
Computation of Net Capital
September 30, 2015

Net capital		
Total ownership equity, as reported on statement of financial condition		$ 260,385
Less nonallowable assets:		
Property and equipment, net of accumulated depreciation	$ 23,287	
Other assets	57,166	
Total nonallowable assets		80,453
Net capital before haircuts on securities positions		179,932
Less haircuts on securities positions:		
Exempted Securities (muni & govt)	7,614	
Debt Securities (corp)	4,921	
Other Securities (equity & CD)	220	
Total haircuts on securities positions		12,755
Net capital		$ 167,177
Basic net capital requirement		
Net capital required (greater of $100,000 or 6.67% of aggregate indebtedness)		$ 100,000
Excess net capital		$ 67,177
Aggregate indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition		$ 46,463
Less deposits in special reserve bank accounts		-
Total aggregate indebtedness		$ 46,463
Percentage of aggregate indebtedness to net capital		27.79%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2015.

Schedule II

H. C. DENISON CO.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
September 30, 2015

The company is claiming an exemption from the Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3, based on the exemption found in Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Schedule III

H. C. DENISON CO.
Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
September 30, 2015

The company is claiming an exemption from the Information for Possession or Control Requirements pursuant to SEC Rule 15c3-3, based on the exemption found in Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Schenck SC
CPAs AND SO MUCH MORE.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) H. C. Denison Co. identified the following provisions of 17 CFR §15c3-3(k) under which H. C. Denison Co. claimed an exemption from 17 CFR §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) H. C. Denison Co. stated that H. C. Denison Co. met the identified exemption provisions throughout the most recent fiscal year without exception. H. C. Denison Co.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about H. C. Denison Co.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schenck SC
Certified Public Accountants

Sheboygan, Wisconsin
November 23, 2015

H. C. DENISON CO.
Investment Securities Since 1928

618 N. 7th Street
PO Box 28
Sheboygan, WI 53082-0028
(920) 457-9451 ~ (800) 247-8025
Fax (920) 457-2650
www.hcdenison.com

H. C. Denison Company is claiming exemption from SEC Rule 15c3-3 per paragraph K(2)(ii) because the Company uses outside services to clear all securities transactions and receive customer funds.

Hilltop Securities, Inc provided these services throughout the entire fiscal year that ended September 30, 2015 for all securities transactions except 529 Savings Plans.

Because Hilltop Securities, Inc does not handle 529 College Savings Plans, they are processed by direct application methods with each sponsoring mutual fund company. Customer funds are paid directly to the plan sponsors and not to H. C. Denison Company.

Because of these circumstances, the Company qualifies for the exemption.

Best regards,

H.C. DENISON COMPANY

James A Testwuide
President & CEO

Schenck
CPAs AND SO MUCH MORE.

AUDITORS' COMMUNICATION WITH THOSE
CHARGED WITH GOVERNANCE

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

We have audited the financial statements and supplemental information of H. C. Denison Co. (Company) for the year ended September 30, 2015 and have issued our report thereon dated November 23, 2015. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2015. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. We noted no accounting policies and practices used in the financial statements that are considered to be particularly critical.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. We noted no estimates affecting the financial statements that are considered to be particularly critical.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We noted no matters related to the quality of the financial reporting that require further communication, and the financial statements and related disclosures are determined to be presented in conformity with accounting principles generally accepted in the United States of America.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. Management is in agreement with the misstatements we have identified, and they have been corrected in the Company's financial statements. The attached schedule summarizes the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Exceptions to Exemption Provisions

In connection with our review of the Company's SEC Rule 15c3-3 Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditors' report. No such disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedules I, II, and III that accompany the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements.* Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This communication, which does not affect our report dated November 23, 2015 on the financial statements of the Company, is intended solely for the information and use of the Audit Committee, Board of Directors, and management of H. C. Denison Co. and is not intended to be and should not be used by anyone other than these specified parties.

Schenck SC

Certified Public Accountants

Sheboygan, Wisconsin
November 23, 2015

Client: *18082 - H. C. Denison Co.*
Engagement: *AP0915 - H. C. Denison Co.*
Period Ending: *9/30/2015*
Trial Balance: *Trial Balance Database*
Workpaper: *B02 - Adjusting Journal Entries*

Account	Description	W/P Ref	Debit	Credit
Adjusting Journal Entries JE # 1		**B20 / W01**		
To adjust retained earnings based on prior year entry per client				
61165	Periodicals & Services		4,903.00	
61420	Personal Property Tax		1,764.16	
30120	Retained Earnings			6,667.16
Total			**6,667.16**	**6,667.16**
Adjusting Journal Entries JE # 2		**B20 / W01**		
To adjust retained earnings based on prior year entry per client				
40260	12B-1 Mutual Fund Commission		58,855.53	
30120	Retained Earnings			31,155.73
60020	Registered Rep Compensation			857.40
60060	Officers Compensation			10,551.79
60060	Officers Compensation			16,290.61
Total			**58,855.53**	**58,855.53**
Adjusting Journal Entries JE # 3		**R02**		
To adjust property tax accrual to actual per client				
20410	Accrued Property Tax		3,599.95	
61420	Personal Property Tax			3,599.95
Total			**3,599.95**	**3,599.95**
Adjusting Journal Entries JE # 4		**N01**		
To adjust depreciation to actual per client				
10611	Accumulated Depreciation		2,403.20	
84000	Gain / Loss on FA Disposal		323.52	
10610	Office Furniture			1,466.71
61255	Depreciation Expense			1,260.01
Total			**2,726.72**	**2,726.72**
Adjusting Journal Entries JE # 5		**H06.2**		
To record 12B-1 commissions receivable and payable per client				
10810	12B-1 Commissions		45,183.85	
60020	Registered Rep Compensation		732.19	
60060	Officers Compensation		7,261.12	
60060	Officers Compensation		15,131.94	
20320	12B-1 Commissions Payable			23,125.25
40260	12B-1 Mutual Fund Commission			45,183.85
Total			**68,309.10**	**68,309.10**